REGAL-BELOIT CORPORATION
SIGNIFCANT SUBSIDIARIES
AS OF
January 3, 2015

Significant Subsidiary	State/Country of Incorporation
Hy-Bon Engineering Company, Inc.	Delaware
Marathon Electric Motors (India) Ltd.	India
RBC Foreign Manufacturing BV	The Netherlands
RBC Horizon, Inc.	Wisconsin
Regal Australia Pty Ltd.	Australia
Regal Beloit (Wuxi) Co., Ltd.	China
Regal Beloit America, Inc.	Wisconsin
Regal Beloit Electrical Products (Changzhou) Co., Ltd.	China
Regal Beloit Electrical Products (Suzhou) Co., Ltd.	China
Regal Beloit Enterprise Mgt (Shanghai) Co., Ltd.	China
Shanghai Marathon Gexin Electric Co., Ltd.	China
Unico, Inc.	Wisconsin